[SYNOVA HEALTHCARE GROUP, INC. LETTERHEAD]

April 16, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Synova Healthcare Group, Inc. (the “Company”)
Registration Statement on Form SB-2, as amended
File No. 333-140889 (“Registration Statement”)

Dear Sir/Madam:

The Company hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) as of Tuesday, April 17, 2007, 5:00 p.m. Eastern Daylight time, or as soon as practicable thereafter. We understand that the Confidential Treatment Request we filed in connection with the Registration Statement will also be approved as of the effectiveness time.

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and it does not foreclose the Commission from taking any action with respect to the Registration Statement.

The Company also represents to the Commission that should the Commission or the staff declare the Company’s Registration Statement effective or accelerate the effective date thereof, the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the above-referenced proposed public offering of securities.

Very truly yours, SYNOVA HEALTHCARE GROUP, INC.

By:	/s/ Stephen E. King
Stephen E. King Chairman and Chief Executive Officer